UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, relating to the tender offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text immediately prior to the section entitled “Forward-Looking Statements”:

Expiration of Offer

At 12:00 midnight, New York City time, on January 22, 2013, the Offer expired as scheduled. Parent was advised by the Depositary that, as of the expiration of the Offer, a total of 13,554,419 Shares were validly tendered and not withdrawn in the tender offer, representing approximately 63.9% of the currently outstanding Shares on a fully diluted basis (including 945,361 Shares delivered through Notices of Guaranteed Delivery, representing approximately 4.5% of the Shares outstanding on a fully diluted basis).

The number of Shares tendered pursuant to the Offer satisfies the Minimum Tender Condition. Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn pursuant to the Offer and will promptly make payment to the Depositary for such Shares.

Purchaser currently intends to exercise its Top-Up Option, pursuant to which the Company will issue Shares to Purchaser, at a price per Share equal to the Offer Price, in an amount sufficient to ensure that Purchaser and Parent could effect a short-form merger under applicable Minnesota law. Accordingly, Parent delivered a notice of such intent to the Company and pursuant to the Merger Agreement, the consummation of the Top-Up transaction will take place on January 24, 2013.

As a result of the purchase of Shares in the Offer and the issuance of Shares pursuant to the Top-Up Option, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company. Accordingly, Purchaser and Parent intend to effect a short-form merger in which Purchaser is merged with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than (i) Shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly owned by the ultimate parent of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by Company shareholders who properly demand and perfect dissenters’ rights under Minnesota law, will automatically be converted into the right to receive the Offer Price. All Shares converted into the right to receive the Offer Price shall be canceled and cease to exist.

On January 23, 2013, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(R) and is incorporated herein by reference.

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is hereby amended and restated by the following:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(2)(A)	Letter from Gary Graves, Non-Executive Chairman of the Company, to shareholders of the Company, dated December 21, 2012.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated December 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012).

(a)(5)(B)	Opinion of Moelis & Company LLC, dated December 16, 2012 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published December 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(D)	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(E)	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(F)	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(G)	Order Granting Companioning of Cases, issued December 21, 2012 by the District Court of the State of Minnesota, Fourth Judicial District (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

Exhibit No.	Document

(a)(5)(H)	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(I)	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(J)	Frequently Asked Questions regarding Employee Stock Options, Restricted Stock, and Shares of Stock.*

(a)(5)(K)	Amended Complaint filed by James Randolph Richeson, in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012 (incorporated by reference to Exhibit (a)(5)(H) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 28, 2012).

(a)(5)(L)	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 31, 2012).

(a)(5)(M)	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(J) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 2, 2013).

(a)(5)(N)	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 3, 2013).

(a)(5)(O)	Complaint filed by Steven Morgan, in the United States District Court, District of Minnesota on January 7, 2013 (incorporated by reference to Exhibit (a)(5)(L) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 8, 2013).

(a)(5)(P)	Complaint filed by Bipin Agarwal, in the United States District Court, District of Minnesota on January 8, 2013 (incorporated by reference to Exhibit (a)(5)(M) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 9, 2013).

(a)(5)(Q)	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent (incorporated by reference to Exhibit (a)(5)(N) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 14, 2013).

(a)(5)(R)	Press Release of Parent, dated January 23, 2013 (incorporated by reference to Exhibit (a)(5)(O) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 23, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012).

(d)(2)	Confidentiality Agreement, dated December 7, 2012, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(e)(1)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(2)	Amendment No. 1 to the 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(3)	Form of Stock Option Grant and Agreement under 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(4)	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed March 27, 2012 (File No. 333-126691)).

(e)(5)	Form of Stock Option Grant and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(6)	Form of Restricted Stock Award and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(7)	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 (File No. 000-51535)).

(e)(8)	Employment Agreement with Michael J. Tattersfield, dated August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 4, 2008 (File No. 000-51535)).

(e)(9)	Employment Agreement with Timothy J. Hennessy, dated September 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 9, 2008 (File No. 000-51535)).

(e)(10)	Caribou Coffee Company, Inc. 2012 Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 17, 2012 (File No. 000-51535)).

(e)(11)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

(e)(12)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

By:	/s/ Dan E. Lee
Name:	Dan E. Lee
Title:	Senior Vice President, General Counsel and Secretary

Dated January 23, 2013